Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities nor is it calculated to invite any such offer or invitation. In particular, this announcement does not constitute and is not an offer to sell or an invitation or a solicitation of any offer to buy or subscribe for any securities in Hong Kong, the United States of America or elsewhere.

NetEase, Inc. has not intended and does not intend to register any securities referred to in this announcement under the United States Securities Act of 1933, as amended (the “US Securities Act”) and such securities may not be offered or sold in the United States of America absent registration under the US Securities Act or an applicable exemption from the registration requirements under the US Securities Act or any applicable state securities laws of the United States of America. Any public offering of securities in the United States of America will be made by means of a prospectus or offering memorandum that may be obtained from the issuer or selling security holder and that would contain detailed information regarding the issuer and its management, as well as financial statements. NetEase, Inc. does not intend to register any part of the offering in the United States of America or to conduct a public offering of securities in the United States of America.

NetEase, Inc.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9999)

PROPOSED SPIN-OFF AND SEPARATE LISTING

OF CLOUD VILLAGE INC.

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

PUBLICATION OF THE PROSPECTUS ISSUED

BY CLOUD VILLAGE INC.

AND

EXPECTED SIZE OF THE GLOBAL OFFERING AND

OFFER PRICE RANGE

In connection with the Proposed Spin-off and the Global Offering, Cloud Village Inc. (“Cloud Village”) published its prospectus on November 23, 2021 (the “Prospectus”).

As disclosed in the Prospectus, the total number of the Cloud Village Shares to be offered pursuant to the Global Offering will be 16,000,000, representing approximately 7.70% of the total number of the Cloud Village Shares in issue immediately following the completion of the Global Offering (assuming the Over-allotment Option is not exercised), and 18,400,000, representing approximately 8.76% of the total number of Cloud Village Shares in issue immediately following the completion of the Global Offering (assuming the Over-allotment Option is exercised in full).

INTRODUCTION

Reference is made to the announcements of NetEase, Inc. (the “Company”) dated May 26, 2021, August 1, 2021 and November 16, 2021 (the “Announcements”) in relation to the Proposed Spin-off. Unless otherwise defined, capitalized terms used in this announcement shall have the same meanings as those defined in the Announcements.

PUBLICATION OF THE PROSPECTUS

In connection with the Proposed Spin-off and the Global Offering, Cloud Village published the Prospectus on November 23, 2021. The Prospectus contains, among other things, (a) details of the number of the Cloud Village Shares to be offered in the Global Offering, the offer price range and other details of the Global Offering and (b) certain business and financial information in relation to Cloud Village and its subsidiaries.

Cloud Village has decided to adopt a fully electronic application process for the Hong Kong Public Offering, with no printed copies of prospectuses or application forms. A fully electronic application process is consistent with the way in which Cloud Village’s users and stakeholders engage and interact with each other and Cloud Village. As a company which has been highly committed to environmental, social and corporate responsibility matters since its founding, Cloud Village believes such method will also help mitigate the environmental impact of printing and minimize the exploitation of natural resources, among others. The Prospectus is available for viewing and downloading from the websites of Cloud Village at http://ir.music.163.com and the Hong Kong Stock Exchange at www.hkenews.hk from November 23, 2021.

EXPECTED SIZE OF THE GLOBAL OFFERING AND OFFER PRICE RANGE

As disclosed in the Prospectus, the total number of the Cloud Village Shares to be offered pursuant to the Global Offering will be 16,000,000, representing approximately 7.70% of the total number of the Cloud Village Shares in issue immediately following the completion of the Global Offering (assuming the Over-allotment Option is not exercised), and 18,400,000, representing approximately 8.76% of the total number of the Cloud Village Shares in issue immediately following the completion of the Global Offering (assuming the Over-allotment Option is exercised in full).

The offer price for the Cloud Village Shares in the Global Offering is expected to be no less than HK$190.00 per Cloud Village Share and no more than HK$220.00 per Cloud Village Share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%).

Pursuant to the Anti-dilution Right (as defined in the Prospectus) granted by Cloud Village to the Company on March 31, 2021, the Company may acquire up to US$200 million Cloud Village Shares under the Global Offering, being around 7,602,000 Cloud Village Shares based on the mid-point of the offer price range at HK$205.00 per Cloud Village Share.

On the basis of the number of the Cloud Village Shares to be offered pursuant to the Global Offering and the offer price range as stated above, if the Global Offering proceeds (assuming the Over-Allotment Option is not exercised):

(a)	the market capitalization of Cloud Village will be between approximately HK$39,474 million and approximately HK$45,707 million; and

(b)	the Company will hold approximately 61.31% of the total issued share capital of Cloud Village immediately upon completion of the Global Offering based on the mid-point of the offer price range at HK$205.00 per Cloud Village Share (assuming the Presumptions (as defined in the Prospectus), other than the exercise of the Anti-dilution Right).

GENERAL

In connection with the Global Offering, the price of the Cloud Village Shares may be stabilized in accordance with the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong). Details of any intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) will be contained in the Prospectus.

The Global Offering is conditional upon, amongst others, (i) the Hong Kong Stock Exchange granting approval for the listing of, and permission to deal in, the Cloud Village Shares; (ii) the pricing of the Cloud Village Shares in the Global Offering having been agreed between Cloud Village and the Joint Global Coordinators of the Global Offering (for themselves and on behalf of the Hong Kong Underwriters); (iii) the execution and delivery of the International Underwriting Agreement on or around the dates as mentioned in the Prospectus; and (iv) the obligations of the Underwriters under each of the respective Underwriting Agreements becoming and remaining unconditional and not having been terminated in accordance with the terms of the respective agreements.

Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Spin-off and the Global Offering will take place or as to when it may take place. Shareholders and potential investors of the Company should therefore exercise caution when dealing in or investing in the securities of the Company. Persons who are in doubt of their position or any action to be taken are recommended to consult their own professional advisers.

This announcement is not intended to, and does not, constitute an offer to sell or a solicitation of an offer to subscribe for or purchase any Cloud Village Shares in connection with the Global Offering or otherwise. Any such offer or solicitation is made solely through the Prospectus or other offering documents that may be issued in compliance with applicable laws and any decision to subscribe for or purchase the Cloud Village Shares in connection with the Global Offering or otherwise should be made solely on the basis of the information contained in the Prospectus and such other offering documents. No action has been or will be taken in any jurisdiction (other than in Hong Kong) that would permit a public offering of the Cloud Village Shares to be offered in the Global Offering in any jurisdiction where action for that purpose is required.

Further announcement(s) will be made by the Company in relation to the Proposed Spin-off and the Global Offering as and when appropriate.

DEFINITION

In this announcement, unless the context otherwise requires, the following expressions shall have the following meanings:

“Hong Kong Underwriters”	the underwriters of the Hong Kong Public Offering
“Hong Kong Underwriting Agreement”	the underwriting agreement in relation to the Hong Kong Public Offering entered into by, among others, Cloud Village, the Joint Global Coordinators and the Hong Kong Underwriters on November 22, 2021
“International Underwriters”	the underwriters of the International Offering
“International Underwriting Agreement”	the underwriting agreement in relation to the International Offering which is expected to be entered into by, among others, Cloud Village, the Joint Global Coordinators and the International Underwriters
“Joint Global Coordinators”	in alphabetical order, China International Capital Corporation Hong Kong Securities Limited, Credit Suisse (Hong Kong) Limited, and Merrill Lynch (Asia Pacific) Limited
“Over-allotment Option”	the option expected to be granted by Cloud Village to the International Underwriters, exercisable by the stabilizing manager of the Global Offering on behalf of the International Underwriters to require Cloud Village to allot and issue up to 2,400,000 additional Shares to the International Underwriters to, among other things, cover overallocations in the International Offering, if any
“Prospectus”	the prospectus issued by Cloud Village and dated November 23, 2021 in connection with the Proposed Spin-off
“SFC”	the Securities and Futures Commission of Hong Kong
“Underwriters”	the Hong Kong Underwriters and the International Underwriters
“Underwriting Agreements”	the Hong Kong Underwriting Agreement and the International Underwriting Agreement

By Order of the Board
NetEase, Inc.
William Lei Ding
Director

Hangzhou, China, November 23, 2021

As at the date of this announcement, the Board comprises Mr. William Lei Ding as the director, and Ms. Alice Cheng, Mr. Denny Lee, Mr. Joseph Tong, Mr. Lun Feng and Mr. Michael Leung as the independent directors.

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